September 3, 2010

VIA EDGAR (Correspondence Filing)

Linda Stirling U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Dunham Funds (the “Registrant”)

Schedule 14C Information Statement for the Dunham Large Cap Growth Fund

File No. 811- 22153

Dear Ms. Stirling:

On behalf of the Registrant, this letter responds to the comments that you provided to Michael Barolsky with respect to the Registrant's Schedule 14C Information Statement (the “Statement”) on behalf of the Dunham Large Cap Growth Fund (the “Fund”).  Your comments are set forth below and each is followed by the Registrant's response.  Please note that the Registrant has attached a revised Statement for your reference, reflecting the changes detailed below.

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The Registrant has authorized us to convey to you that the Registrant acknowledges:

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The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

Comment Number 1

In general, it is not clear what in the new sub-adviser’s fee arrangement is causing the fees to increase.

Response Number 1

The new sub-adviser’s fee arrangement will not result in an increase in the fee rate, but may result in an increase in the amount of fees actually retained by the sub-adviser over the amount retained by the prior sub-adviser.  Under the new arrangement, the sub-adviser's fee rate will decrease. The new sub-adviser's fulcrum fee is set to a base of 0.45%, plus or minus up to 0.35% based upon performance.  The prior sub-adviser’s fulcrum fee is set to a base of 0.50%, plus or minus up to 0.40% based upon performance.  The new sub-adviser's fulcrum fee arrangement utilizes a lower base fee than the prior sub-adviser's fee arrangement, as well as a narrower performance fee band. The new sub-adviser's fulcrum fee rate will range from 0.10% to 0.80%, whereas the prior sub-adviser's fulcrum fee rate ranged from 0.10% to 0.90%.

During a period when the Fund significantly underperforms the reference index (and assuming a static amount of Fund assets), the new sub-adviser's fulcrum fee rate will be 0.10%, which is equal to that of the prior sub-adviser.  During a period when the Fund significantly underperforms the reference index and the Fund's assets significantly decrease during the relevant period (as happened during the fiscal year ended October 31, 2009), both the new and prior sub-advisers would be required to reimburse the Fund; however, the new sub-adviser would be required to reimburse the Fund less because its performance fee band is narrower (0.35% for the new sub-adviser as compared to 0.40% for the prior sub-adviser).  Consequently, during such a period, the new sub-adviser's fees will appear higher because the new sub-adviser would be required to reimburse the Fund less than the prior sub-adviser would have.

Additional explanations of these facts will be added to the Information Statement in various locations related to the description of prior and new sub-adviser fees.

Comment Number 2

Under the section entitled "Prior Sub-Advisory Agreement" for the Fund, please add a table or expand the existing table to include the new sub-adviser agreement.

Response Number 2

The table described above has been reproduced under the section entitled "New Sub-Advisory Agreement" with relevant data provided substantially in the form provided below.

Mar Vista will be compensated under the terms of the New Sub-Advisory Agreement based on the Fund’s performance under a fulcrum fee arrangement as follows:

	New Management Fee	Adviser’s Portion	New Sub-Adviser’s Portion
Dunham Large Cap Growth Fund	0.75% – 1.45%	0.65%	0.10% – 0.80%

The new sub-advisory fees are within the limits of the negotiable sub-advisory fee range pre-approved by shareholders:

Negotiable Range of Sub-Advisory Fees Pre-Approved
Dunham Large Cap Growth Fund	0% 1.10%

Comment Number 3

Under the section entitled "New Sub-Advisory Agreement" for the Fund, please explain why the Board approved an agreement that will cause the Fund to pay higher sub-advisory fees.

Response Number 3

As noted in the response to comment 1 above, the New Sub-Advisory Agreement will cause the Fund's fulcrum fee rate to decrease.  The following has been added to the end of the first paragraph of the section entitled "New Sub-Advisory Agreement."

The Board believes that even though the appointment of the New Sub-Adviser will result in an arrangement whereby given the size of the Fund and its performance relative to the reference index during the fiscal year ended October 31, 2009, the New Sub-Adviser would be required to reimburse the Fund less in sub-advisory fees than Rigel Capital would have, the Fund's shareholders' interests will be better served by the New Sub-Adviser, which the Board believes can produce better performance for shareholders.  Additionally, shareholders will benefit over the long-term from the lower base fee (0.45% versus 0.50%) and the lower maximum performance fee (0.35% versus 0.40%) payable to the New Sub-Adviser.

Comment Number 4

In the paragraph that follows the table entitled "Illustrative Sub-Advisory Fee Table," please revise the description of actual fees under the current agreement and the hypothetical fees which would have been paid had the new sub-advisory agreement been in place.

Response Number 4

The following replaces the existing paragraph.

For the fiscal year ended October 31, 2009, the Fund paid the Adviser investment advisory fees of $262,917.  During the same period, Rigel Capital reimbursed the Fund $51,630 in sub-advisory fees based on the Fund’s underperformance relative to the Index.  As a result, the Fund effectively paid $211,287 in aggregate advisory fees for the fiscal year ended October 31, 2009.  Had the proposed fee structure under the New Sub-Advisory Agreement been in effect for the same period, the Fund still would have paid the Adviser $262,917 in investment advisory fees.  However, because of the lower base and maximum performance fees under the New Sub-Advisory Agreement, Rigel Capital hypothetically would have reimbursed the Fund only $5,774 in sub-advisory fees based on the Fund’s underperformance relative to the Index.  As a result, the Fund hypothetically would have paid $257,143 in aggregate advisory fees for the fiscal year ended October 31, 2009.  Under this hypothetical example, the aggregate advisory fees that would have been paid if the proposed fee was in effect would have been 22% higher than the aggregate advisory fees actually paid by the Fund during the last fiscal year.  This outcome is due to the lower base and performance fee paid under the New Sub-Advisory Agreement and the correspondingly lower reimbursements due from the sub-adviser.  It is important to keep in mind, however, that not only would Rigel Capital have been required to reimburse the Fund a lower amount under the New Sub-Advisory Agreement due to underperformance, but it also would have received lower advisory fees if it had outperformed the Index.  In addition, because the Fund’s advisory fees are dependent in part on the performance of the Fund, the advisory fees (and the Fund’s performance) may have been different if the New Sub-Adviser had been responsible for providing sub-advisory services during the fiscal year ended October 31, 2009.

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